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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                     Rule 13e-3 (ss. 240.13e-3) thereunder)
                                   ----------
                          Krupp Realty Fund, Ltd. - III
                                (Name of Issuer)
                                   ----------
                        KRF3 Acquisition Company, L.L.C.
                               KRF Company, L.L.C.
                    The Krupp Family Limited Partnership - 94
                      (Name of Person(s) Filing Statement)
                                   ----------
                            Limited Partnership Units
                         (Title of Class of Securities)
                                   ----------
                                   501128 10 2
                      (CUSIP Number of Class of Securities)
                                   ----------
                            Scott D. Spelfogel, Esq.
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                                   ----------
                                 With copies to:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X]    A tender offer.

d. [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                                   ----------

                            CALCULATION OF FILING FEE
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Transaction Valuation:  $13,750,000              Amount of filing fee:  $2750.00
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o    Transaction  valuation  assumes the  purchase of 25,000  units Krupp Realty
     Fund, Ltd. - III. at $550 in cash per Unit. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2750.00
Filing Parties:    KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and The
Krupp Family Limited Partnership-94
Form or Registration No.:  Schedule 14D-1
Date Filed:  May 14, 1989


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



     This Rule 13E-3 Transaction Statement (the "Statement") relates to a tender offer by KRF3 Acquisition Company, L.L.C., a limited liability company organized under the laws of Delaware (the "Purchaser"), to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts (the "Issuer"), for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase" and the Supplement to the Offer to Purchase (the "Supplement") each dated as of May 14, 1999, and in the related Agreement of Assignment and Transfer (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1), (d)(2) and (d)(3) hereto, respectively. This Statement is being filed by the Purchaser, KRF Company, L.L.C., a Delaware limited liability company and the Purchaser's sole member (the "Parent"), and The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership and the Parent's sole member (the "Family Partnership").

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser, the Parent and the Family Partnership with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement.

                              CROSS REFERENCE SHEET

    Item In                                                       Location in
Schedule 13E-3                                                  Schedule 14D-1

Item 1(a) ....................................................     Item 1(a)
Item 1(b) ....................................................     Item 1(b)
Item 1(c) ....................................................     Item 1(c)
Item 1(d) ....................................................         *
Item 1(e) ....................................................         *
Item 1(f) ....................................................         *
Item 2(a) ....................................................     Item 2(a)
Item 2(b) ....................................................     Item 2(b)
Item 2(c) ....................................................     Item 2(c)
Item 2(d) ....................................................     Item 2(d)
Item 2(e) ....................................................     Item 2(e)
Item 2(f) ....................................................     Item 2(f)
Item 2(g) ....................................................     Item 2(g)
Item 3(a) ....................................................     Item 3(a)
Item 3(b) ....................................................     Item 3(b)
Item 4 .......................................................         *
Item 5 .......................................................      Item 5
Item 6(a) ....................................................     Item 4(a)
Item 6(b) ....................................................         *
Item 6(c) ....................................................     Item 4(b)
Item 6(d) ....................................................     Item 4(c)
Item 7(a) ....................................................      Item 5
Item 7(b) ....................................................         *
Item 7(c) ....................................................      Item 5
Item 7(d) ....................................................         *
Item 8 .......................................................         *
Item 9 .......................................................         *
Item 10(a) ...................................................     Item 6(a)
Item 10(b) ...................................................     Item 6(b)
Item 11 ......................................................      Item 7
Item 12(a) ...................................................         *
Item 12(b) ...................................................         *
Item 13 ......................................................         *
Item 14(a) ...................................................      Item 9
Item 14(b) ...................................................         *
Item 15(a) ...................................................         *
Item 15(b) ...................................................      Item 8
Item 16 ......................................................    Item 10(f)
Item 17 ......................................................      Item 11


* The item is inapplicable or the answer thereto is in the negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

     (a) The name of the issuer of the Units subject to the Rule 13e-3 transaction is Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts (the "Partnership"), and the principal executive offices of the Partnership are located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

     (b) According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998, as of such date, there were 25,000 limited partnership units of Krupp Realty Fund, Ltd. - III outstanding held by approximately 1,500 holders.

     (c) The Units are not listed or traded on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. However, information regarding certain private transactions is set forth in "SPECIAL FACTORS-- Section 2. Determination of the Offer Price and Fairness of the Offer:
Recent Unit Sales" in the Offer to Purchase and is incorporated herein by reference.

     (d) The information set forth under the captions "INTRODUCTION" and "THE OFFER--Section 6. Certain Information Concerning the Partnership" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in under the caption "THE OFFER--Section 7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

     (a) - (d) The information  set forth under the caption "THE  OFFER--Section
7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser, nor to the best of the knowledge of the Purchaser, any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth under the caption "THE OFFER--Section 7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations.

     (a)  (1)  The   information   set   forth   under  the   caption   "SPECIAL
FACTORS--Section 4. Conflicts of Interest and Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (a)(2) There have been no contacts, negotiations or transactions which have occurred since the commencement of the Partnership's second full fiscal year preceding the date of this Statement between the Purchaser and its affiliates on the one hand and the Partnership on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities of any class of the Partnership; an election of directors or general partners of the Partnership; or a sale or other transfer of a material amount of assets.

     (b) The information set forth in the Supplement, a copy of which is attached hereto as Exhibit (d)(2), is incorporated herein by reference. Madison Liquity Investors 104, LLC, an affiliate of Gramercy Park Investments, LP, contacted the Partnership in early 1999 in connection with its tender offer commenced on April 21, 1999. Information regarding such tender offer is described in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS -- Section 1. Background of the Offer" and "SPECIAL FACTORS -- Section
2. Fairness of the Offer" which are incorporated herein by reference.

Item 4. Terms of the Transactions.

     (a) The information set forth under the captions "INTRODUCTION," "THE OFFER--Section 1. Terms of the Offer," "THE OFFER--Section 2. Procedures for Tendering Units," "THE OFFER--Section 3. Acceptance for Payment and Payment for Units," "THE OFFER--Section 4. Withdrawal Rights," "THE OFFER--Section 5. Extension of Tender Period; Termination; and Amendment" and "THE OFFER--Section
8. Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b) None.

     Item 5. Plans or Proposals of the Issuer or Affiliate.

     (a) - (e) The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Section 1. Background of the Offer" and "SPECIAL
FACTORS--Section 3. Purpose of the Offer; Plans for the Plans for the Partnership," in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under the caption "SPECIAL FACTORS--Section 6. Certain Effects of the Offer on the Market for the Units; Unit Quotation; Exchange Act Registration; and Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Source and Amounts of Funds or Other Consideration.

     (a) The information set forth under the caption  "SPECIAL  FACTORS--Section
5. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under the caption "THE OFFER--Section 10. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (c) and (d) Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

     (a) - (c) The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Section 1. Background of the Offer," "SPECIAL FACTORS --
Section 2. Determination of Offer Price and Fairness of the Offer" and "SPECIAL FACTORS--Section 3. Purpose of the Offer; Plans for the Partnership" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under the captions "SPECIAL  FACTORS--Section
3. Purpose of the Offer and Plans for the Partnership," "SPECIAL FACTORS--Section 4. Conflicts of the Interest and Transactions with Affiliates," "SPECIAL FACTORS--Section 6. Certain Effects of the Offer on the Market for the Units; Unit Quotation; Exchange Act Registration; and Margin Regulations" and "SPECIAL FACTORS--Section 7. Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a)  and  (b)  The  information  set  forth  under  the  caption   "SPECIAL
FACTORS--Section 2. Determination of Offer Price and Fairness" of the Offer to Purchase is incorporated herein by reference.

     (c) The Offer is conditioned upon the tender of at least a majority of the total number of outstanding Units, however, the Purchaser has reserved the right to waive this condition. The Purchaser stated this intention in the "INTRODUCTION" to the Offer to Purchase.

     (d) To the Purchaser's knowledge no unaffiliated representative has been retained to act solely on behalf of unaffiliated holders of Units for the purpose of negotiating the terms of this transaction and/or preparing a report concerning the fairness of this transaction.

     (e) The Offer was not approved by the Partnership, its equity holders, or any representative of the equity holders.

     (f) None.

Itewm 9. Reports, Opinions, Appraisals and Certain Negotiations.

     (a) None.

     (b) and (c) Not applicable.


Item 10. Interest in Securities of the Issuer.

     (a) and (b) The information set forth under the caption "THE OFFER--Section
7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

     None.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

     (a) The  information  set forth  under the  captions  "SPECIAL  FACTORS  --
Section 3. Purpose of the Offer and Plans for the Partnership" and "THE OFFER --
Section 7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under the caption "THE OFFER -- Section 7. Certain Information Concerning the Purchaser and its Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

     (a) The information set forth under the captions "SPECIAL  FACTORS--Section
3. Purpose of the Offer; Plans for the Partnership" and "THE OFFER--Section 9. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) None.

     (c) Not applicable.

Item 14. Financial Information.

     (a) The information set forth under the captions "Exhibit I" and "THE OFFER--Section 6. Certain Information Concerning the Partnership" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

     (a) None

     (b) The information set forth under the caption "THE OFFER--Section 10. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 16. Additional Information.

     Additional information concerning the Offer is set forth in the Offer to Purchase, the Supplement and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (d)(1), (d)(2) and (d)(3), and is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

Exhibit No.         Description
-----------         -----------

(d)(1)              Offer to Purchase dated May 14, 1999.
(d)(2)              Supplement, dated May 14, 1999.
(d)(3)              Agreement of Assignment and Transfer
(d)(4)              Form of Letter to Unitholders dated May 14, 1999.
(d)(5)              Notice of Withdrawal and instructions thereto.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of:  May 14, 1999

                                     KRF3 Acquisition Company, L.L.C.

                                         By:  KRF Company, L.L.C.,
                                              its sole member

                                              By:  The Krupp Family Limited
                                                   Partnership - 94,
                                                   its sole member



                                                   By:   /s/ Douglas Krupp
                                                         -----------------------
                                                         Name:   Douglas Krupp
                                                         Title:  General Partner


                                     KRF Company, L.L.C.

                                              By:  The Krupp Family Limited
                                                   Partnership - 94,
                                                   its sole member



                                                   By:   /s/ Douglas Krupp
                                                         -----------------------
                                                         Name:   Douglas Krupp
                                                         Title:  General Partner


                                     The Krupp Family Limited Partnership - 94



                                                   By:   /s/ Douglas Krupp
                                                         -----------------------
                                                         Name:   Douglas Krupp
                                                         Title:  General Partner

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

(d)(1)              Offer to Purchase dated May 14, 1999.
(d)(2)              Supplement dated May 14, 1999.
(d)(3)              Agreement of Assignment and Transfer
(d)(4)              Form of Letter to Unitholders dated May 14, 1999.
(d)(5)              Notice of Withdrawal and instructions thereto.